1. Name and Address of Reporting Person
   POGGE, JOHN P.
   7887 E. Belleview Avenue
   Suite 1000
   Englewood, CO 80111
   USA
2. Issuer Name and Ticker or Trading Symbol
   CSG Systems International, Inc. (CSGS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   8/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President & COO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       08/01/2001 M             20500       A      $7.5000                     D
Common Stock                       08/01/2001 F       V     -3260       D      $47.1600                    D
Common Stock                       08/13/2001 M             15000       A      $14.8438                    D
Common Stock                       08/13/2001 S             -15000      D      $48.0000                    D
Common Stock                       08/24/2001 M             8750        A      $38.4375                    D
Common Stock                       08/24/2001 M             48936       A      $21.1250                    D
Common Stock                       08/24/2001 M             5500        A      $14.8438                    D
Common Stock                       08/24/2001 S             -8750       D      $47.1405                    D
Common Stock                       08/24/2001 S             -48936      D      $47.1405                    D
Common Stock                       08/24/2001 S             -5500       D      $47.1405   64291            D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $7.5     08/01/2001 M               20500 02/22/1997 02/22/2006 Common  20500    $0.0000    12600    D
(Right to buy)                                                                 Stock
Stock Options  $14.8438 08/13/2001 M               15000 08/14/1998 08/14/2007 Common  15000    $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $14.8438 08/24/2001 M               5500  08/14/1998 08/14/2007 Common  5500     $0.0000    15000    D
(Right to buy)                                                                 Stock
Stock Options  $21.125  08/24/2001 M               48936 01/20/1999 01/20/2008 Common  48936    $0.0000    17064    D
(Right to buy)                                                                 Stock
Stock Options  $26.7188                                             11/17/2008 Common                      200000   D
(Right to buy)                                                                 Stock
Stock Options  $38.4375 08/24/2001 M               8750  01/07/2001 01/07/2010 Common  8750     $0.0000    26250    D
(Right to buy)                                                                 Stock
Stock Options  $47                                                  01/17/2011 Common                      50000    D
(Right to buy)                                                                 Stock

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ JOHN P. POGGE

DATE
09/06/2001